December 13, 2007



VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Pamela A. Long


         Re:      Water Chef, Inc.
                  Registration Statement on Form SB-2
                  File No.: 333-122252
                  Filed: October 16, 2007
                  Quarterly Report on Form 10-QSB for the period ended June 30, 2007
                  Filed August 14, 2007


Dear Ms. Long:

     Following the above-referenced matter and the phone conversation we had with Mr. Craig Slivka of your office, the following is a supplement to our response dated December 5, 2007, on behalf of Water Chef, Inc. (the "Company").

1. The Company's auditors, Marcum & Kliegman, LLP, were the ones who identified the weaknesses, in December 2006, during the preparations of the 2006 10-KSB, while the Company was in a transition stage (the former Chief Executive Officer and Chief Financial Officer resigned; the company hired a Chief Executive Officer and a Chief Financial Officer, and a Controller).

2. The significant weakness was the lack of segregation of duties at the Company due to the small number of employees dealing with general administrative and financial matters. This constituted a significant deficiency in the financial reporting of the Company, specifically relating to accounting for debt and equity based transactions.

     As noted in Section 1 above, the material weakness was detected by the Company's auditors and during the filings of the second quarter 10-QSB several positive changes have taken place in this regard:

     a. On October 1, 2007, Kris Dillmann was hired as controller/bookkeeper. Ms. Dillmann has an MS in accounting and was a controller of a law firm for 9 years prior to joining the Company.

     b. On October 1, 2007, Terry Lazar was hired as the Company's Chief Financial Officer. Mr. Lazar is a Certified Public Accountant and has been a Partner in a CPA firm for many years.

     c. The Resnick Druckman Group LLC reviews monthly reporting of all financial transactions and, more specifically, all financial debt transactions of the Company.

     The system for eliminating the reported deficiencies includes both a segregation of duties and multiple reviewers of financial transactions and financial reporting, with particular attention to debt financing transactions. Ms. Dillmann's functions are reviewed by Mr. Lazar on a regular basis. Monthly, all reporting and any debt and equity transactions and black shole computations are reviewed by Mr. Lazar, as well as by The Resnick Druckman Group LLC.

                                    * * * * *

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments concerning this response to Yael Harari at (212) 451-2224 or to the undersigned at (212) 451-2252.

                                            Very truly yours,



                                            /s/  Kenneth A. Schlesinger
                                            -----------------------------------
                                                 Kenneth A. Schlesinger

cc:      Leslie J. Kessler
         Terry Lazar